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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                           RULE 13D-1 AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)


                              M&T BANK CORPORATION
           ----------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   55261F 10 4
                           -------------------------
                                 (CUSIP Number)
                  --------------------------------------------


                                 BRYAN SHERIDAN
                           ALLIED IRISH BANKS, P.L.C.
                                   BANKCENTRE
                                   BALLSBRIDGE
                                DUBLIN, IRELAND 4
                                     IRELAND
                               011-353-1-641-4646

        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  APRIL 1, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                               Page 1 of 11 Pages

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


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      CUSIP No.                   SCHEDULE 13D             Page 2 of 11 Pages
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   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              ALLIED IRISH BANKS, P.L.C.
              I.R.S. IDENTIFICATION NO: 13-1774656
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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  |_|
                                                                    (b)  |_|
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   3          SEC USE ONLY
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   4          SOURCE OF FUNDS
              OO
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   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|
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   6          CITIZENSHIP OR PLACE ORGANIZATION
              IRELAND
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               7
                   SOLE VOTING POWER
                   26,700,000

  NUMBER OF
              -----------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                   0

BENEFICIALLY
              -----------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                   26,700,000

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                   0

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              26,700,000
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              22.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              HC
--------------------------------------------------------------------------------

-----------------------                                   ----------------------
      CUSIP No.                   SCHEDULE 13D             Page 3 of 11 Pages
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ITEM 1.     SECURITY AND ISSUER.

      This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.50 per share (the "M&T Common Stock"), of M&T Bank Corporation, a New York corporation ("M&T"). The principal executive offices of M&T are located at One M&T Plaza, Buffalo, New York 14229.

ITEM 2.     IDENTITY AND BACKGROUND.

      This Schedule 13D is being filed by Allied Irish Banks, p.l.c., a limited liability company incorporated under the laws of Ireland ("AIB"), having its principal place of business and principal office at Bankcentre, Ballsbridge, Dublin 4, Ireland. AIB, through its subsidiaries, provides a diverse range of banking, financial and related services, principally in Ireland, the United Kingdom and Poland. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) business address, (c) citizenship and (d) present principal occupation or employment of each director and executive officer of AIB.

      AIB has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To AIB's knowledge, during the last five years, none of such directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Other than its directors and executive officers, there are no persons or corporations controlling or ultimately in control of AIB.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to an Agreement and Plan of Reorganization, dated as of September 26, 2002 (the "Acquisition Agreement"), by and among AIB, M&T and Allfirst Financial Inc., a Delaware corporation and wholly owned subsidiary of AIB ("Allfirst"), a copy of which is included as Exhibit A hereto and is incorporated herein by reference, AIB agreed to sell, and M&T agreed to purchase, all of the outstanding shares of common stock, par value $5.00 per share, of Allfirst, in exchange for the shares of M&T Common Stock reported herein and cash consideration. The purchase was completed on April 1, 2003. Promptly following the purchase, and as part of the

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      CUSIP No.                   SCHEDULE 13D             Page 4 of 11 Pages
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transaction, Allfirst was merged with and into M&T, with M&T surviving the merger, and Allfirst Bank, Allfirst's principal banking subsidiary, was merged with and into M&T's principal banking subsidiary, Manufacturers and Traders Trust Company, with Manufacturers and Traders Trust Company surviving the merger.

ITEM 4. PURPOSE OF  TRANSACTION.

      AIB acquired the shares of M&T Common Stock received by it pursuant to the Acquisition Agreement for investment.

      Pursuant to the Acquisition Agreement, the Amended Bylaws (as defined in
Item 6 below) and the M&T Certificate (as defined in Item 6 below), as more fully described in Item 6 below, AIB became entitled to select four directors to the Board of Directors of M&T and its principal bank subsidiary effective as of April 1, 2003, and in the future will be entitled to nominate up to four directors depending upon the percentage of M&T Common Stock then owned by AIB. AIB also has certain additional rights, protections and obligations regarding share ownership and corporate governance under those documents, including: the right to certain representation on the committees of the Board of Directors of M&T and its principal bank subsidiary; the requirement that AIB's representatives on the M&T Board of Directors, acting through the appropriate Board committee, consent in order to take specified corporate actions, and the requirement for other specified corporate actions that those actions not be opposed by AIB's committee representative and at least one other committee member not designated by AIB; restrictions on AIB's right to own more than 25% of the outstanding Common Stock and on AIB's right to take certain other actions as a shareholder of M&T without the approval of the Board of Directors of M&T except under limited circumstances; AIB's right to maintain its proportionate ownership of M&T ; restrictions on the ability of AIB to sell its shares of Common Stock received pursuant to the Acquisition Agreement; and M&T's right to purchase shares of Common Stock owned by AIB that are subsequently offered for sale by AIB in certain cases.

      Except as set forth above, none of AIB or, to the knowledge of AIB, any of the persons listed on Schedule I, has any plans or proposals that relate to or that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) AIB beneficially owns 26,700,000 shares of Common Stock, which represents approximately 22.4% of the outstanding Common Stock (based on approximately 118,994,198 shares of Common Stock outstanding) as of April 1, 2003.

      (b) AIB has the sole power to vote and the sole power to dispose of the shares of Common Stock reported in subparagraph (a) of Item 5.

      (c) Other than the acquisition of the shares of Common Stock pursuant to the Acquisition Agreement, AIB has not effected any transactions in the Common Stock during the past 60 days.

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      CUSIP No.                   SCHEDULE 13D             Page 5 of 11 Pages
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      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

GENERAL

      The Acquisition Agreement includes a number of terms relating to the corporate governance of M&T and related matters. Certain of these terms are reflected in amended and restated bylaws adopted by M&T upon the closing of the transactions contemplated by the Acquisition Agreement (the "Amended Bylaws"), a copy of which is included as Exhibit B and is incorporated herein by reference, and the ability of M&T to modify such bylaw provisions is limited by M&T's certificate of incorporation as amended pursuant to the terms of the Acquisition Agreement (as amended, the "M&T Certificate"), a copy of which amendment is included as Exhibit C and is incorporated herein by reference.

BOARD AND COMMITTEE REPRESENTATION

        Effective as of April 1, 2003, M&T appointed the following AIB designees to the Board of Director of M&T and to the board of Directors of Manufacturers and Traders Trust Company, M&T's principal bank subsidiary ("M&T Bank"): Michael D. Buckley, AIB Group Chief Executive; Gary Kennedy, AIB Group Director, Finance and Enterprise Technology; and Eugene J. Sheehy, the former Chairman and Chief Executive Officer of Allfirst. A fourth AIB designee will also join the Boards of Directors of M&T and M&T Bank in due course. Mr. Buckley also joined the Executive Committee and the Nomination and Compensation Committee of the Board of Directors of M&T and the Executive Committee of the Board of Directors of M&T Bank.

      For as long as AIB remains a significant shareholder of M&T, AIB will have representation on the Boards of Directors of both M&T and M&T Bank as follows:

o As long as AIB holds at least 15% of the outstanding shares of M&T Common Stock, AIB will be entitled to designate, and the M&T board will nominate and recommend for election, four persons on both the M&T and M&T Bank Boards of Directors, and to representation on specified key Board of Directors committees.

o AIB holds at least 10%, but less than 15%, of the outstanding shares of M&T Common Stock, AIB will be entitled to designate, and the M&T board will nominate and recommend for election, at least two people on both the M&T and M&T Bank Boards of Directors.

o AIB's ownership interest in M&T is at least 5%, but less than 10%, of the outstanding shares of M&T Common Stock, AIB will be entitled to designate, and the Board of Directors of M&T will nominate and recommend for election, at least one person on both the M&T and M&T Bank Boards of Directors.

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      CUSIP No.                   SCHEDULE 13D             Page 6 of 11 Pages
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As long as AIB holds at least 15% of the outstanding shares of M&T Common Stock, neither the board of directors of M&T nor M&T Bank will consist of more than 28 directors without the consent of AIB.

      If AIB's holdings of M&T Common Stock fall below 15%, but not lower than 12% of the outstanding shares of M&T Common Stock, AIB will continue to have the same rights that it would have had if it owned 15% of the outstanding shares of M&T Common Stock, as long as AIB restores its ownership percentage to 15% within one year. Additionally, as described in more detail below, the Acquisition Agreement requires M&T to repurchase shares of M&T Common Stock in order to offset dilution to AIB's ownership interest that may otherwise be caused by issuances of M&T Common Stock under M&T employee and director benefit or stock purchase plans. Dilution of AIB's ownership position caused by such issuances will not be counted in determining whether a Sunset Date has occurred or whether any of AIB's other rights under the Acquisition Agreement have terminated. The date on which AIB no longer holds at least 15% of the M&T Common Stock, calculated as described in this paragraph, is referred to herein as the "Sunset Date."

      Pursuant to the Acquisition Agreement, M&T was entitled to designate one individual, reasonably acceptable to AIB, to the AIB board of directors. M&T selected as its designee Mr. Robert Wilmers, Chairman, President and Chief Executive Officer of M&T Bank Corporation, who joined the AIB Board of Directors effective April 1, 2003.

AMENDED BYLAWS

      The Amended Bylaws provide that, until the Sunset Date, the M&T board may not take or make any recommendation to M&T shareholders regarding the following actions without the approval of the Executive Committee of the Board of Directors of M&T, including the approval of the AIB designee serving on that
Committee:

o Any amendment of the M&T Certificate or the Amended Bylaws that would be inconsistent with the rights described herein or that would otherwise have an adverse effect on the board representation, committee representation or other rights of AIB contemplated by the Acquisition Agreement;

o     Any activity not permissible for a U.S. bank holding company;

o The adoption of any shareholder rights plan or other measures having the purpose or effect of preventing or materially delaying completion of any transaction involving a change in control of M&T ; or

o Any public announcement disclosing M&T's desire or intention to take any of the foregoing actions.

      The Amended Bylaws also provide that, until the Sunset Date, the M&T Board of Directors may only take or make any recommendation to M&T shareholders regarding the

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      CUSIP No.                   SCHEDULE 13D             Page 7 of 11 Pages
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following actions if the action has been approved by the Executive
Committee of the Board of Directors of M&T (in the case of the first four items and sixth item below) or the Nomination and Compensation Committee of the Board of Directors of M&T (in the case of the fifth item below) and the members of such Committee not voting in favor of the action do not include the AIB designee serving on such committee and at least one other member of such Committee who is not an AIB designee:

o Any reduction in M&T's cash dividend policy such that the ratio of cash dividends to net income is less than 15%, or any extraordinary dividends or distributions to holders of M&T Common Stock;

o Any acquisition of any assets or businesses, (1) if the consideration is in M&T Common Stock, where the stock consideration paid by M&T exceeds 10% of the aggregate voting power of M&T Common Stock and (2) if the consideration is cash, M&T stock or other consideration, where the fair market value of the consideration paid by M&T exceeds 10% of the market capitalization of M&T, as determined under the Acquisition Agreement;

o Any sale of any assets or businesses in which the value of the aggregate consideration to be received exceeds 10% of the market capitalization of M&T, as determined under the Acquisition Agreement;

o  Any liquidation or dissolution of M&T ;

o The appointment or election of the Chairman of the Board of Directors or the Chief Executive Officer of M&T ; or

o Any public announcement disclosing M&T's desire or intention to take any of the foregoing actions prior to obtaining the requisite committee approval.

      In connection with the Acquisition Agreement, M&T's certificate of incorporation was amended to provide that the provisions of the Amended Bylaws described above will not be amended or repealed without the unanimous approval of the entire M&T Board of Directors or the approval of the holders of not less than 80% of the outstanding shares of M&T Common Stock. The provisions of the Amended Bylaws described above will automatically terminate when AIB holds less than 5% of the outstanding shares of M&T Common Stock, as determined under the Acquisition Agreement.

INVESTMENT PARAMETERS

      The Acquisition Agreement provides that, until the second anniversary of the Sunset Date, without the prior written consent of the M&T board, AIB will not, directly or indirectly, acquire or offer to acquire (except by way of stock dividends, offerings made available to M&T shareholders generally, or pursuant to compensation plans) more than 25% of the then outstanding shares of M&T Common Stock. Further, during this period, AIB and AIB's subsidiaries have agreed not to participate in any proxy solicitation or to otherwise seek to

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      CUSIP No.                   SCHEDULE 13D             Page 8 of 11 Pages
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influence any M&T shareholder with respect to the voting of any shares of M&T
Common Stock for the approval of any shareholder proposals.

      The Acquisition Agreement also provides that, during this period, AIB will not make any public announcement with respect to any proposal or offer by AIB or any AIB subsidiary with respect to certain transactions (such as mergers, business combinations, tender or exchange offers, the sale or purchase of securities or similar transactions) involving M&T or any of the M&T subsidiaries. The Acquisition Agreement also provides that, during this period, AIB may not subject any shares of M&T Common Stock to any voting trust or voting arrangement or agreement and will not execute any written consent as a shareholder with respect to the M&T Common Stock.

      The Acquisition Agreement also provides that, during this period, AIB will not seek to control or influence the management, the board of directors of M&T or policies of M&T, including through communications with shareholders of M&T or otherwise, except through non-public communications with the directors of M&T, including the AIB designees.

      The foregoing restrictions on AIB will no longer apply if a third party commences or announces its intention to commence a tender offer or an exchange offer and, within a reasonable time, the M&T board either does not recommend that shareholders not accept the offer or fails to adopt a shareholders rights plan, or if M&T or M&T Bank becomes subject to any regulatory capital directive or becomes an institution in "troubled" condition under applicable banking regulations. However, in the event the tender offer or exchange offer is not commenced or consummated in accordance with its terms, the restrictions on AIB described above will thereafter continue to apply.

ANTI-DILUTION PROTECTIONS

      M&T has agreed that, until the Sunset Date, if it issues shares of M&T stock (other than certain issuances to employees pursuant to option and benefit plans), subject to applicable law and regulatory requirements, AIB will have the right to purchase at fair market value up to the number of shares of M&T Common Stock required to increase or maintain its equity interest in M&T to 22.5% of the then outstanding shares of M&T Common Stock.

      M&T has also agreed that following the Closing Date until the Sunset Date, in connection with any issuance of M&T stock pursuant to employee option or benefit plans, M&T will, as soon as reasonably practicable (taking into account applicable law, regulatory capital requirements, capital planning and risk management), take such necessary actions so that AIB's proportionate ownership of M&T Common Stock is not reduced as a result of such issuances, including by funding such issuances through purchases of M&T Common Stock in the open market or by undertaking share repurchase programs. Under the Acquisition Agreement, M&T agreed that it would, subject to applicable law, in the event that, as of the Closing Date, the stock that AIB is entitled to receive in the Exchange represents less than 22.5% of M&T's outstanding common stock, M&T will repurchase prior to December 31, 2003 a sufficient number of shares of outstanding M&T Common Stock so that the amount of stock that AIB was entitled to receive

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      CUSIP No.                   SCHEDULE 13D             Page 9 of 11 Pages
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as of the Closing Date will equal 22.5% of the issued and outstanding shares of M&T Common Stock. If for any reason M&T does not repurchase shares as required by the first sentence of this paragraph within one year following the employee issuance, or as required by the second sentence of this paragraph by December 31, 2003, then the shares of M&T Common Stock issued pursuant to such employee issuance will be deemed to be an issuance occurring on the last day of the relevant period and will entitle AIB to the anti-dilution purchase rights described in the immediately preceding paragraph. No reduction in AIB's percentage ownership of the outstanding M&T Common Stock resulting from any issuance of shares that are subject to M&T's repurchase obligations as described in this paragraph will be taken into account in determining whether the Sunset Date has occurred or whether any of AIB's other rights under the Acquisition Agreement have terminated.

SALE OF M&T COMMON STOCK; RIGHT OF FIRST REFUSAL IN CERTAIN CIRCUMSTANCES

      The M&T Common Stock issued to AIB under the Acquisition Agreement were not registered under the Securities Act of 1933 ("Securities Act") and may only be disposed of by AIB pursuant to an effective registration statement or pursuant to an exemption from registration under the Securities Act and subject to the provisions of the Acquisition Agreement. The shares of M&T Common Stock issued to AIB under the Acquisition Agreement are the subject of a Registration Rights Agreement entered into between AIB and M&T as of April 1, 2003, a copy of which is included as Exhibit D hereto and is incorporated herein by reference.

      The Registration Rights Agreement provides that, upon AIB's request, M&T will file a registration statement relating to all or a portion of AIB's shares of M&T Common Stock providing for the sale of such shares by AIB from time to time on a continuous basis pursuant to Rule 415 under the Securities Act, provided that M&T is only required to effect one such "shelf registration" in any 12-month period. In addition, the Registration Rights Agreement provides that AIB is entitled to demand registration under the Securities Act of all or part of its shares of M&T stock, provided that M&T is not required to effect two such "demand registrations" in any 12-month period. Any demand or shelf registration must cover at least one million shares.

      The Registration Rights Agreement further provides that in the event M&T proposes to file a registration statement other than pursuant to a shelf registration or demand registration or Forms S-8 or S-4, for an offering and sale of shares by M&T in an underwritten offering or an offering and sale of shares on behalf of one or more selling shareholders, M&T must give AIB notice at least 15 days prior to the anticipated filing date, and AIB may request that all or a portion of its M&T common shares be included in the registration statement. M&T will honor the request unless the managing underwriter advises M&T in writing that in its opinion the inclusion of all shares requested to be included by M&T, the other selling shareholders, if any, and AIB would materially and adversely affect the offering, in which case M&T may limit the number of shares included in the offering to a number that would not reasonably be expected to have such an effect. In such event, the number of shares to be included in the registration statement shall first include the number of shares requested to be included by M&T and then the shares requested by other selling shareholders, including AIB, on a pro rata basis according to the number of shares requested to be included in the registration statement by each shareholder.

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      CUSIP No.                   SCHEDULE 13D             Page 10 of 11 Pages
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      Under the Acquisition, AIB has agreed that as long as it holds 5% or more of the outstanding shares of M&T Common Stock, AIB will not dispose of any of its shares of M&T Common Stock except, subject to the terms and conditions of the Acquisition Agreement and applicable law: in a widely dispersed public distribution; a private placement in which no one party acquires the right to purchase more than 2% of the outstanding shares of M&T Common Stock; an assignment to a single party (such as a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on AIB's behalf; pursuant to Rule 144 under the Securities Act; pursuant to a tender or exchange offer to M&T's shareholders not opposed by M&T's board of directors, or open market purchase programs made by M&T ; with the consent of M&T, which consent will not be unreasonably withheld, to a controlled subsidiary of AIB; or pursuant to M&T's right of first refusal as described below.

      The Acquisition Agreement provides that until AIB no longer holds at least 5% of the outstanding shares of M&T Common Stock, if AIB wishes to sell or otherwise transfer any of its shares of M&T Common Stock other than as described in the preceding paragraph, AIB must first submit an offer notice to M&T identifying the proposed transferee and setting forth the proposed terms of the transaction, which shall be limited to sales for cash, cash equivalents or marketable securities. M&T will have the right, for 20 days following receipt of an offer notice from AIB, to elect to purchase all (but not less than all) of the shares of M&T Common Stock that AIB wishes to sell, on the proposed terms specified in the offer notice. If M&T declines or fails to respond to the offer notice within 20 days, AIB may sell all or a portion of the M&T shares specified in the offer notice to the proposed transferee at a purchase price equal to or greater than the price specified in the offer notice, at any time during the three months following the date of the offer notice, or, if prior notification to or approval of the sale by the Federal Reserve or another regulatory agency is required, AIB shall pursue regulatory approval expeditiously and the sale may occur on the first date permitted under applicable law.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT                                  DOCUMENT

Exhibit A                                Agreement and Plan of Reorganization,
                                         dated as of September 26, 2003, by and
                                         among Allied Irish Banks, p.l.c.,
                                         Allfirst Financial Inc. and M&T Bank
                                         Corporation.

Exhibit B                                Amended and Restated Bylaws of M&T
                                         Bank Corporation

Exhibit C                                Amendment to the Certificate of
                                         Incorporation of M&T Bank Corporation.

Exhibit D                                Registration Rights Agreement, dated
                                         as of April 1, 2003, by and between
                                         Allied Irish

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      CUSIP No.                   SCHEDULE 13D             Page 11 of 11 Pages
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                                         Banks, p.l.c. and M&T Bank Corporation

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 10, 2003


ALLIED IRISH BANKS, p.l.c.


By: /s/: William M. Kinsella
    ------------------------
Name: William M. Kinsella
Title: Secretary

                                   Schedule I

      The names, present principal occupations and business addresses of the directors and executive officers of Allied Irish Banks, p.l.c., as the Reporting Person ("AIB"), are set forth below. If no address is given, the director's or executive officer's principal business address is that of the principal executive offices of AIB.

NAME AND BUSINESS ADDRESS    PRINCIPAL OCCUPATION        CITIZENSHIP

Lochlann Quinn (director)    Chairman of AIB             Ireland
Michael Buckley  (director   Group Chief Executive of    Ireland
and executive officer)       AIB
Adrian Burke (director)      Chartered Accountant        Ireland
Padraic M. Fallon            Chairman, Euromoney         Ireland
(director)                   Institutional Investor PLC
Dermot Gleeson (director)    Barrister                   Ireland
Don Godson (director)        Company Director            Ireland
Derek A. Higgs (director)    Director                    United Kingdom
Gary Kennedy  (director      Group Director,             Ireland
and executive officer)       Finance and Enterprise
                             Technology of AIB
John B. McGuckian            Chairman of Ulster          Ireland
(director)                   Television plc
Carol Moffett (director)     Director                    Ireland
Jim O'Leary (director)       University Lecturer         Ireland
Michael J. Sullivan          Attorney-at-law             United States
(director)
Robert Wilmers (director)    Chairman, President and     United States
                             Chief Executive Officer
                             of M&T Bank Corporation
Gerry Byrne (executive       Managing Director, Poland   Ireland
officer)                     Division
Colm Doherty (director and   Managing Director,          Ireland
executive officer)           Capital Markets Division,
                             of AIB
Michael J. Lewis             Head of Strategic Human     Ireland
(executive officer)          Resources of AIB
Aidan McKeon (director and   Managing Director, AIB      Ireland
executive officer)           Bank GB & NI
Declan McSweeney             Chief Financial Officer     Ireland
(executive officer)          of AIB

Shom Bhattacharya (executive Group Chief Risk            India
officer)                     Officer of AIB

Donald Forde (executive      Managing Director,          Ireland
officer)                     AIB Bank

                                  EXHIBIT INDEX

EXHIBIT                         DOCUMENT

Exhibit A                       Agreement and Plan of Reorganization,
                                dated as of September 26, 2002, by and
                                among Allied Irish Banks, p.l.c.,
                                Allfirst Financial Inc. and M&T Bank
                                Corporation (incorporated herein by
                                reference to Exhibit 2 to the Current
                                Report on Form 8-K filed by M&T Bank
                                Corporation with the Commission on
                                October 3, 2002).

Exhibit B                       Amended and Restated Bylaws of M&T
                                Bank Corporation (incorporated herein
                                by reference to Appendix E to the
                                Definitive Merger Proxy on Schedule
                                14A filed by M&T Bank Corporation with
                                the Commission on November 5, 2002).

Exhibit C                       Amendment to the Certificate of
                                Incorporation of M&T Bank Corporation
                                (incorporated herein by reference to
                                Appendix C to the Definitive Merger
                                Proxy on Schedule 14A filed by M&T
                                Bank Corporation with the Commission
                                on November 5, 2002).

Exhibit D                       Registration Rights Agreement, dated
                                as of April 1, 2003, by and between
                                Allied Irish Banks, p.l.c. and M&T Bank
                                Corporation.